Exhibit 99.1

Realogy	1

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of Realogy Holdings Corp.’s management regarding current expectations and projections about future events and the ability of Realogy Holdings Corp. to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits and synergies of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect ZipRealty’s relationships with its customers, business partners, employees or independent sales associates; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in Realogy Holdings Corp.’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, Realogy Holdings Corp. undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of ZipRealty, Inc. or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Realogy Group LLC and Honeycomb Acquisition, Inc., an indirect wholly-owned subsidiary of Realogy Group LLC, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by ZipRealty. The offer to purchase shares of ZipRealty common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

[TITLE SLIDE]

OPERATOR: Good afternoon and welcome to the Realogy Holdings Corporation conference call via webcast. Today’s call is being recorded and a written transcript will be made available in the Investor Information section of the Company’s website later today and in a filing with the Securities and Exchange Commission. At this time, I would like to turn the conference over to Realogy Senior Vice President Alicia Swift. Please go ahead, Alicia.

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[SLIDE 1]

ALICIA:

Thank you,                     . Welcome to the Realogy conference call to discuss today’s announcement about our agreement to acquire ZipRealty, Inc. On the call with me today are Realogy’s Chairman, CEO and President, Richard Smith, and Chief Financial Officer, Tony Hull. In addition, Lanny Baker, ZipRealty’s president and CEO, also is on the call, and he will be available to answer questions.

Starting with SLIDE 1, Realogy will be making statements about its future results and other forward-looking statements during this call. Statements about future results made during the call constitute forward-looking statements. These statements are based on current expectations and the current economic environment. Forward-looking statements and projections are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. For a list of factors that could cause Realogy’s actual results to differ materially from those described in the forward-looking statements, please refer to Realogy’s Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the first quarter 2014. In addition, the tender offer to be described in today’s presentation has not yet commenced, and we are not making any offer to purchase, or solicitation of an offer to sell, any shares of the common stock of ZipRealty or any other securities. When the offer is commenced, relevant materials relating to the offer will be filed with the Securities and Exchange Commission, and we urge you to read such materials when they become available.

A copy of Realogy’s press release, together with any accompanying slides, is available in the Investor section of the Realogy.com website.

Please note that Realogy will be releasing Q2 results on August 4th, and we will not be answering any questions related to Q2 on this call.

Now I will turn the call over to our Chief Financial Officer, Tony Hull.

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HULL:

Thank you for joining us this afternoon. We are excited to tell you about the ZipRealty acquisition we announced earlier today. I will discuss the transaction and its expected impact on our results and then turn the call over to Richard, who will discuss the strategic nature of the acquisition and its expected positive impact on Realogy’s company-owned, franchise, and title business segments.

[SLIDE 2]

The aggregate value for the acquisition is about $166 million, based upon an agreed purchase price of $6.75 per share of ZipRealty, which consists of $147 million to purchase ZipRealty’s outstanding shares and $19 million to satisfy outstanding ZipRealty option exercises. The transaction will be effected through a cash tender offer that we have agreed to commence within the next five business days and which is expected to close in the third quarter, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearance. The ZipRealty Board of Directors has unanimously approved and will recommend the transaction to its shareholders.

While ZipRealty’s real estate brokerage and its technology platform are inextricably linked in both how they operate and how they should be valued, we generally think of the purchase price in three components. First, $100 to $120 million for ZipRealty’s brokerage operation, which is a 5x-6x multiple of the $20 million in EBITDA we expect this operation to earn annually within the next three years. Second, ZipRealty has significant NOLs which we believe have a present value to us of up to $21 million. And third, approximately $25 to $45 million which we are investing in a strategic technology platform that we will roll out to our franchisees to make them and their affiliated agents more productive.

Thus, for an amount in the range of what we would have otherwise spent on similar technology development across the company over a two- to three-year time frame, this acquisition will accelerate our pace of productive technology implementation, and we will do so with the benefit of a proven technology solution.

While deleveraging our balance sheet remains a very high priority, this unique transaction represents our opportunistic approach to enhancing shareholder value. We expect this investment to drive incremental revenue and profitability. In addition, there are significant synergies in the acquired brokerage operations, and we believe that the upfront investment and approximately $8 to $10 million in estimated ongoing annual costs associated with the enhanced technology made available to our franchisees will be more than offset by their increased productivity over time.

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Now I will turn the call over to Richard Smith.

SMITH:

Thank you, Tony. We are excited about the growth potential that the acquisition of ZipRealty will mean for Realogy, and we look forward to working with their team.

[SLIDE 3]

This acquisition represents a unique opportunity for our company. ZipRealty is a leading technology-based national real estate brokerage that utilizes innovative technology and comprehensive online marketing, linked to an intelligent customer relationship management system to serve its customers and drive its business. Importantly, ZipRealty recently unveiled its “private label” solution for brokerages seeking to digitize their business. This new product offering, which is based on ZipRealty’s proven and time-tested brokerage and lead management system, makes this an opportune time to capture the current and future value of this technology asset and product team for the exclusive benefit of our franchisees and company-owned operations going forward.

We believe ZipRealty is a great fit for our business on two fronts — residential brokerage operations and an integrated technology platform. In a single transaction, we are gaining ZipRealty’s residential real estate brokerage operations in 23 offices across the United States — six of which are new market entries for NRT — and, most importantly, we are acquiring ZipRealty’s leading-edge real estate technology platform, which we expect to leverage across all of our brands and company-owned offices. Put simply, ZipRealty has a terrific technology product, and we have the largest distribution network, which makes for a perfect marriage. We fully expect that this acquisition will strengthen the competitive advantages of our Realogy brands by ensuring they are equipped with a productivity platform that will not only drive more customers their way but that will provide those customers with more personalized service to strengthen relationships and convert more home shoppers into home owners.

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[SLIDE 4]

ZipRealty’s scalable technology platform makes this far more impactful than a typical brokerage acquisition. It was designed from a broker’s perspective, with real-time feedback from thousands of agents in the field. The platform offers a fully integrated end-to-end solution for developing web-based leads and then managing the lead to a closed transaction.

The technology platform is based upon years of investment and field research. It is a turn-key, fully-integrated technology solution that satisfies virtually every requirement a broker or sales associate may have to develop and manage web-based homebuyer leads, or to serve clients in their sphere of influence in a highly responsive and efficient way. The platform uses both proprietary and third-party technology, and it offers a comprehensive suite of tools, including an intelligent CRM system that is fully integrated with both web-based and mobile applications, a transaction management program, email, training, comprehensive website support and service, lead management, agent recruiting and broker business reporting tools to name just a few. It draws relevant real estate data in a timely fashion directly from the most complete and authoritative MLS sources and surrounds that with other valuable sources, including the informed comments of local agents who are connected to the system.

What is most important is that the platform is as close to plug-and-play as you can get in our industry. It is the one-stop solution for agent and broker technology, which in our view, is not otherwise available. It would have taken us several years to build a comparable end-to-end solution, not to mention making a significant investment.

NRT has been field-testing the ZipRealty platform in four separate locations for approximately a year, in parallel with the e-agent lead management strategy that we discussed at our investor day. We also have a larger number of our franchisees who have tested the platform in their markets. The results of those tests give us a high degree of confidence in the effectiveness of the technology. Once we became aware of ZipRealty’s private label solution, we realized the potential this solution could have within our franchise networks.

[SLIDE 5]

By enabling Realogy’s affiliated brokers to deploy ZipRealty’s integrated, end-to-end technology offerings to their approximately 170,000 independent agents in the United States, our expectation is that those agents will capture more business while simultaneously enhancing the transaction experience for consumers. When implemented locally by our franchisees, the private-label technology has the power to increase broker and agent productivity, agent recruiting, and broker and agent retention.

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[SLIDE 6]

This acquisition is also an acceleration of our strategic efforts to provide more Internet leads to the sales associates in our company-owned operations and facilitate a higher conversion rate. We believe that the unique ZipRealty lead generation and management process can be expanded as a product to virtually all of the NRT-owned operations. NRT will add 1,800 independent sales professionals across 23 offices in the U.S. ZipRealty has offices in 17 locations that will be welcomed into existing NRT Coldwell Banker operations, and its agents will continue to leverage the ZipRealty system while benefiting from the considerable support and tools of the full NRT value proposition. In its remaining 6 locations outside of NRT’s existing Coldwell Banker footprint, NRT will continue to operate ZipRealty offices on a standalone basis. The new ZipRealty locations for NRT are in Seattle, Portland, Houston, Austin, Las Vegas and Richmond.

[SLIDE 7]

In closing, we believe the acquisition of ZipRealty represents a unique opportunity to make a strategic investment in the growth of our company. With this single transaction, we significantly bolster our real estate network, capture synergies across our operations and have the opportunity to scale leading-edge technology across our enterprise. We firmly believe that this will create significant value for our brokers, our agents and our shareholders.

We will now be pleased to take your questions.